UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, in accordance with the provision set forth in Article 12 of CVM Instruction No. 358/02, hereby informs that it received yesterday a letter from JPMorgan Chase &Co., with the information below:

“New York, January 18, 2019

To

OI S.A. (“Company”)

Investors Relations Office

Humberto de Campos, 425 – 8ºth floor, Leblon

Zip Code: 22430-190

City: Rio de Janeiro/RJ

Attn.: Investors Relations Officer

Ref.: Reduction of the relevant participation in the Company

Dear Sirs,

 JPMorgan Chase &Co. (“JP Morgan”), in the capacity of manager of investment funds, vehicles and investment accounts, hereby informs, in accordance with article 12 of the CVM Instruction No. 358/2002 (“ICVM 358”), the following:

1.      The relevant shareholding of certain funds, vehicles and investment accounts managed by JP Morgan, in accordance with information set forth in the letter dated as of December 12, 2018, was reduced to less than 5% of the total number of common shares issued by the Company.

2.      This reduction of participation took place solely because of the Company’s issuance of new common shares, resulting in a total amount of 3,828,979,960 common shares followed by the issuance, which diluted the ownership held by the funds, vehicles and investment accounts managed by JP Morgan.

3.      Accordingly, based on the Company’s share capital, the participation of certain funds, vehicles and investment accounts managed by JPMorgan decreased to 4.56% of the total common shares issued by the Company.

4.       In addition, we must report, in accordance with the provision set forth in article 12 of the ICVM 358, the following positions currently held by such funds, vehicles and investment accounts:

Purchased postion on physical settlement instruments

Type of Instrument	Type	Class	Total Shares	%
Shares	Common Shares	N/A	114,345,491	2.98%
Stockholder Position	Common Shares	N/A	500,000	0.01%
American Depositary Receipts	ADRs	N/A	58,841,995	1.53%
Stockholder Position of the American Depositary Receipts	ADRs	N/A	1,239,000	0.03%
Total Purchased Position			174,926,486	4.56%

Sold Position on physical settlement instruments

Type of Instrument	Type	Class	Total Shares	%
Shares (put and call options)	Common Shares	N/A	(22,344,780)	(0.58%)
American Depositary Receipts	Put and Call Options	N/A	(15,978,580)	(0.41%)
Total Sold Position			(38,323,360)	(1.00%)

Purchase Position on physical settlement instruments

Type of Instrument	Type	Class	Total Shares	%
Derivative	Equity Swap	N/A	17,211,000	0.45%
Total Purchased Position			17,211,000	0.45%

Sold Position on physical settlement instruments

Type of Instrument	Tipo	Classe	Total de Ações	%
Derivative	Equity Swap	N/A	(114,356,503)	(2.99%)
Total Purchased Position	N/A	N/A	(114,356,503)	(2.99%)

5.                  The above-mentioned participation had the sole purpose to invest or to hedge financial risks from the contracting of derivative transactions with clients, and not to change the composition of the control or the administrative structure of the Company, notwithstanding the regular exercise of eventual voting rights by such investors.

Regards,

JPMorgan Chase &Co.”

Rio de Janeiro, January 18, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer